

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2012

Philippe F. Courtot
Chairman, President and Chief Executive Officer
Qualys, Inc.
1600 Bridge Parkway
Redwood City, California 94065

> **Re:** **Qualys, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 17, 2012**
> **File No. 333-182027**

Dear Mr. Courtot:

We have reviewed your amended filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 5, 2012.

Prospectus Cover Page

1. We note that your response to prior comment 4 does not clarify the disclosure on the cover page as to which "certain reduced public company reporting requirements" you will comply with. If you elect to retain this statement on the cover page, please clarify that you have irrevocably elected not to avail yourself of the exemption from new or revised accounting standards and provide a cross-reference to the specific risk factors regarding the other reporting requirements. Alternatively, you may eliminate the statement on the prospectus cover page and expand your disclosure on page 5 of the prospectus summary to state your election regarding the new or revised accounting standards.

2. We note your response to prior comment 8 but believe that you should state on the prospectus cover page the amount that your officers, directors, and key employees will continue to own after the offering and disclose that these stockholders will continue to have significant influence in determining corporate transactions of the company. This appears to be key information regarding the corporate control of your company that should be disclosed prominently on the cover page in addition to the prospectus summary.

Prospectus Summary

3.   We note your response to prior comment 7. Please disclose the publication date of the Forbes Global 100 and the Fortune 100 that your prospectus references.

Risk Factors

Delays or interruptions in the manufacturing and delivery of our physical scanner appliances…, page 25

4.   We note that your response to prior comment 12 addresses why the company is not substantially dependent upon the agreement with the single manufacturer of your physical scanner appliances, but it is not clear why you believe that this agreement is not material and should not be discussed in the prospectus. Given your disclosure on page 25 that delays or interruptions in the manufacturing and delivery of your physical scanner appliances may harm your business, it appears that your agreement with the sole manufacturer of these scanners may be material and you should include a description of the material terms of the agreement in the prospectus, such as duration, termination provision, rights and obligations of the parties.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 52

5.   We note your responses to prior comments 16 and 17 that the company "tracks the impact of renewals and upgrades/expansions in dollar amounts in the aggregate rather than renewal rates." Please tell us the basis for your statement on page 52 that "[h]istorically, at the end of each subscription period, customers have typically renewed their subscriptions" given that you do not track renewal rates. Consider expanding your overview section to discuss any material trends relating to the customer renewal of subscriptions so that investors have context regarding the recurring nature of your revenue. Additionally, since the company does not track renewal rates, please revise your disclosures that refer to renewal rates so that they are consistent with the company's practices. Please refer to Section III.A of SEC Release No. 33-8350 for further guidance.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 72

6.   We note your revised disclosure on pages 74 and 75 regarding the determination of the comparable peer companies in response to prior comment 22. Please revise to clarify whether the same set of comparable companies is the same as the peer group used in arriving at the volatility assumption at each of the valuation periods. In addition, clarify how you arrive at the risk-adjusted discount rate estimate and as applicable, how the

comparable peer companies differs from the peer group used for other valuation estimates.

Consolidated Financial Statements

Note 5. Commitments and Contingencies, page F-19

7.   We note your revised disclosure on page 28 and your response to prior comment 32 that the company has sufficiently accrued a liability, where estimable, for those jurisdictions it believes it may have exposure. Please tell us what consideration you gave to disclosing the nature of the uncertainty and the accrual in your financial statement footnotes. In addition, tell us whether you believe that there is a reasonable possibility that additional sales or other taxes exceeding amounts already recognized may have been incurred and if so, whether such additional amounts would be material. Please refer to ASC 450-20-50.

Business

Our Customers, page 89

8.   We note your response to prior comment 27 that the customers listed on page 89 of the prospectus reflect those customers who provided consent for the inclusion of their names in the registration statement and are within your top 100 customer list based on revenues in 2011. Please revise the prospectus to include the criteria by which you chose this customer list.

Exhibits

9.   We note your response to prior comment 34 regarding your agreements with the two third-party data centers but continue to believe that you may be substantially dependent upon these agreements. In particular, we note your disclosure on pages 17 and 18 that you currently host all of your solutions from these two third-party data centers, you cannot rapidly move customers from one data center to another, your existing data center facilities providers have no obligation to renew their agreements with you on commercially reasonable terms or at all, any disruptions or interruptions with your solutions could harm your reputation and business, reduce your revenues, subject you to liability, or cause customers to terminate their subscriptions and harm your renewal rates. Please provide a material description of the agreements in the prospectus and file the agreements as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Attorney-Advisor, at (202) 551-3453. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Jeffrey D. Saper
        Wilson Sonsini Goodrich & Rosati, P.C.